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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*

                         Data Research Associates, Inc.
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                                (Name of Issuer)

                     Common Stock par value $0.01 per share
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                         (Title of Class of Securities)

                                    237853106
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                                 (CUSIP Number)

                                Howard Kaufman
                         c/o Seaport Capital Partners
                               199 Water Street
                              New York, NY 10038
                            phone: (212) 425-1400

                                 with a copy to:

                             Adam K. Weinstein, Esq.
                                 O'Sullivan LLP,
                        30 Rockefeller Plaza, 27th Floor,
                               New York, NY 10112
                              phone: (212) 408-2491
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 24, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                  Page 1 of 8
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      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















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CUSIP No.    237853106
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CEA Capital Partners USA, L.P.
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.    SEC Use Only
--------------------------------------------------------------------------------
  4.    Source of Funds (See Instructions)                                BK, SC

--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
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  6.    Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                          0

  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER                                2,569,897
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0
  REPORTING
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER                           2,569,897

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person  2,569,897

--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)                 57.1%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)                           PN

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                                  Page 3 of 8
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CUSIP No.    237853106
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CEA Capital Partners USA CI, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.    SEC Use Only
--------------------------------------------------------------------------------
  4.    Source of Funds (See Instructions)                                BK, SC

--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization                      Cayman Islands

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                          0

  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER                                2,569,897
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0
  REPORTING
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER                           2,569,897

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person   2,569,897

--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)                 57.1%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)                           PN

--------------------------------------------------------------------------------



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CUSIP No.    237853106
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CEA Investment Partners, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.    SEC Use Only
--------------------------------------------------------------------------------
  4.    Source of Funds (See Instructions)                                BK, SC

--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                          0

  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER                                2,569,897
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0
  REPORTING
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER                           2,569,897

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person   2,569,897

--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)                 57.1%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)                           PN

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CUSIP No.    237853106


      This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the "COMMON STOCK"), of Data Research Associates, Inc., a Missouri corporation (the "ISSUER"), and is being filed by CEA Capital Partners USA, L.P., a Delaware limited partnership, CEA Capital Partners USA CI, L.P., a Cayman Islands limited partnership, and CEA Investment Partners, L.P., a Delaware limited partnership (collectively, the "REPORTING PERSONS") to amend the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 25, 2001 (the "SCHEDULE 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in
Schedule 13D.

Item 4.     PURPOSE OF TRANSACTION

            Item 4 is hereby amended and supplemented to add the following information:

            On June 27, 2001, the Issuer, the Purchaser and Parent entered into an amendment to the Merger Agreement, pursuant to which the parties agreed to extend, for a period of ten (10) business days, the term after which either the Issuer or Parent would be able to terminate the Merger Agreement and the transactions contemplated thereby in the event that Parent did not either (i) obtain the written commitment from financial institutions to provide debt financing sufficient to fund the consummation of the transactions contemplated by the Merger Agreement (the "FINANCING LETTERS"), or (ii) commence the Tender Offer.

            On July 12, 2001, the Issuer, the Purchaser and Parent entered into a second amendment to the Merger Agreement, pursuant to which the parties agreed to extend, for a period of ten (10) business days, the term after which either the Issuer or Parent would be able to terminate the Merger Agreement and the transactions contemplated thereby in the event that Parent did not either (i) obtain the Financing Letters, or (ii) commence the Tender Offer.

            On July 24, 2001, the Issuer, the Purchaser and Parent entered into a third amendment to the Merger Agreement, pursuant to which the parties: (i) acknowledged that the Financing Letter received by Parent was satisfactory as required pursuant to the Merger Agreement; (ii) agreed that the Merger did not require the parties to file notification of the Merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) acknowledged that the Issuer had taken all required actions to ensure that each outstanding option to purchase Shares and each outstanding warrant or other right to purchase Shares will not be exercised by the holder thereof until the later of (x) the consummation of the Merger and (y) the termination of the Merger Agreement; and (iv) agreed that contemporaneously with and subject to the consummation of the Tender Offer, the Issuer will lend to the Purchaser an amount of up to $18.7 million less the expenses paid by the Issuer in connection with the consummation of the Merger.

            On July 25, 2001, the Purchaser commenced the Tender Offer upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO, filed by the Purchaser, Parent and SIRSI with the SEC on July 25, 2001, pursuant to the Securities Exchange Act of 1934, as amended.

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CUSIP No.    237853106

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5(a) is amended and restated in its entirety as follows:

(a) Each of the Reporting Entities beneficially owns 2,569,897 Shares or approximately 57.1% of the issued and outstanding Shares.


Item 7.   MATERIAL TO BE FILED AS AN EXHIBIT

          Item 7 is hereby amended and supplemented to add the following exhibits:

          Exhibit E: Amendment to the Agreement and Plan of Merger, dated as of June 27, 2001 (incorporated by reference to Schedule TO-T filed by the Purchaser July 25, 2001)

          Exhibit F: Second Amendment to the Agreement and Plan of Merger, dated as of July 12, 2001 (incorporated by reference to Schedule TO-T filed by the Purchaser July 25, 2001)

          Exhibit G: Third Amendment to the Agreement and Plan of Merger, dated as of July 23, 2001 (incorporated by reference to Schedule TO-T filed by the Purchaser July 25, 2001)

          Exhibit H: Text of Press Release, dated June 27, 2001, issued by the Issuer and SIRSI (incorporated by reference to Schedule TO-C filed by the Purchaser June 27, 2001)

          Exhibit I: Text of Press Release, dated July 13, 2001, issued by the Issuer and SIRSI (incorporated by reference to Schedule TO-C filed by the Purchaser July 13, 2001)

          Exhibit J: Text of Press Release, dated July 25, 2001, issued by the Issuer and SIRSI (incorporated by reference to the Schedule TO-C filed by the Purchaser July 25, 2001)



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CUSIP No.    237853106


SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of the Reporting Entities Parent.

      Dated as of the 13th day of August, 2001.



                        CEA CAPITAL PARTNERS USA, L.P.
                        By:  CEA Investment Partners, L.P., its General Partner
                        By:  CEA Capital Corp., its General Partner



                        /s/   Brad A. Gordon
                        -------------------------
                        Name:  Brad A. Gordon
                        Title: Vice President


                        CEA CAPITAL PARTNERS USA CI, L.P.
                        By:  CEA Equity Offshore Ltd., its General Partner


                        /s/   Brad A. Gordon
                        -------------------------
                        Name:  Brad A. Gordon
                        Title: Vice President


                        CEA INVESTMENT PARTNERS, L.P.
                        By: CEA Capital Corp., its General Partner


                        /s/   Brad A. Gordon
                        -------------------------
                        Name:  Brad A. Gordon
                        Title: Vice President





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